UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX SUCCESSFULLY PLACES NEW ISSUE IN THE INTERNATIONAL CAPITAL MARKET

Panama City, Republic of Panama, September 9, 2020 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announced today its third issue in the 144A/Reg S market for US$400 million. The five-year term bonds pay a fixed rate coupon of 2.375%.

Mr. Eduardo Vivone, Executive Vice President of Treasury and Capital Markets, commented: "We are very pleased with the success of this new bond issuance, which was oversubscribed more than four times and attracted investors from the United States, Europe, Asia, and Latin America. Due to the strong demand, the bond could be placed at the lowest coupon of all 144A/Reg S issued by Bladex. With this transaction, we will continue to strengthen and diversify our funding base, which has categorically demonstrated its high stability and resilience in the current environment.”

Mr. Jorge Salas, Bladex CEO, stated: “The strong demand clearly demonstrates investor confidence in the strength and versatility of Bladex's business model to successfully face the challenging global economic environment. We are aware of the important role that we are called to play in these demanding times that Latin America is going through, and these new resources will enable Bladex to continue supporting its clients in a decisive manner, to fulfill our mission of promoting foreign trade and regional integration. On a final note, I would like to express our appreciation to the underwriting banks, whose efficient performance was essential for the successful completion of this new transaction.”

Bank of America, SMBC Nikko Securities and Mizuho Securities acted as Bookrunners. The bonds were rated Baa2 by Moody’s Investors Service and BBB by S&P Global Ratings.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Annette vH de Solís - Senior Vicepresident | ALM & Funding

E-mail address: asolis@bladex.com. Tel.: +507-210-8560

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama